Sunshine Biopharma Inc.

333 Las Olas Way

CU4 Suite 433

Fort Lauderdale, FL 33301

May 18, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sunshine Biopharma Inc.
Registration Statement on Form S-1
File No. 333-295800

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunshine Biopharma Inc. hereby respectfully requests (i) acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 11:00 a.m. Eastern Time, May 18, 2026, or as soon as practicable thereafter, and (ii) withdrawal of the previously filed request for the above-referenced Registration Statement to be declared effective May 18, 2026 at 5:00 p.m. Eastern time.

Very truly yours,

Sunshine Biopharma Inc.

By: /s/ Dr. Steve N. Slilaty

Dr. Steve N. Slilaty

Chief Executive Officer